EXHIBIT 99.1

POET Technologies Reports Second Quarter 2018 Financial Results

Continued Progress on Technology and Product Development for POET Optical Interposer™ Platform

SAN JOSE, Calif., Aug. 15, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, reported its unaudited condensed consolidated financial results for the second quarter ended June 30, 2018. The Company’s financial results as well as the Management Discussion and Analysis for the second quarter have been filed on SEDAR.

Second Quarter Highlights:

  Revenue grew 16% year-over-year;
  Gross margin increased in the second quarter to 57.5% from 50.5% in the same quarter in the prior year;
  Announced a master collaboration with SilTerra Malaysia for certain fabrication processes and the manufacturing of POET’s Optical Interposer Platform;
  Executed agreement with Almae Technologies to co-develop transmit device solutions for POET’s Optical Interposer Platform; and
  Ended the second quarter with cash of US$10 million.

Financial Summary

Revenue for the second quarter of 2018 was US$752,198, compared with US$673,229 in the preceding quarter and US$648,382 in the second quarter of 2017. Revenue primarily reflects the sale of DenseLight’s photonic sensors for test & measurement applications. Gross margin for the second quarter of 2018 was 57.5%, compared with 60.2% in the preceding quarter and 50.5% in the year-ago second quarter. Net loss before taxes in the second quarter of 2018 was US$4,687,492, or ($0.02) per share, compared with a net loss before taxes of US$3,249,292, or ($0.01) per share, in the first quarter of 2018 and US$2,901,259, or ($0.01) per share, in the in the prior year second quarter.

The net loss in the second quarter of 2018 included non-cash stock-based compensation of US$1,063,773 and depreciation and amortization of US$659,820, compared with US$159,783 and US$558,919 respectively in the same quarter one year ago. Non-cash stock-based compensation and depreciation and amortization were $792,122 and $596,015 respectively in the preceding quarter. Capital investment in plant, equipment and patents was US$1,139,259 in the second quarter of 2018 compared with US$195,281 in the second quarter of 2017. The Company had capital investments of $1,036,193 in the preceding quarter.

POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented, “Co-packaging of optics and electronics and chip-scale packaging for photonics components have emerged as the most actively discussed topics in the industry, with major data center operators demanding integrated solutions from module manufacturers. We believe that the POET Optical Interposer promises to fulfill this need by providing a more versatile and less costly solution than currently available in the market today. We continue to focus on the development and commercialization of multiple highly differentiated products leveraging our Optical Interposer platform. We anticipate demonstrating the superiority of our solutions with the shipment of prototypes to customers later this year. Moreover, the development of our interposer-compatible lasers, detectors and packaging processes are all on track, and we remain on target for initial revenues from these products in early 2019.”

China International Optoelectronic Exposition (CIOE)

Dr. Suresh Venkatesan will deliver a presentation titled “Integrated Photonics Using the POET Optical Interposer™ Platform” at the China International Optoelectronic Exposition (CIOE) in Shenzhen, China on September 5, 2018. CIOE is the world's largest exhibition in the optoelectronic industry, and the annual event is attended by optoelectronic professionals to network with customers, partners and suppliers from around the globe as well as discover future trends in the industry.

Presenting at H.C. Wainwright Conference on September 5th

Additionally, the Company will be participating at the H.C. Wainwright 20th Annual Global Investment Conference to be held at the St. Regis Hotel in New York. Thomas R. Mika, POET’s executive vice president and chief financial officer, is scheduled to present on Wednesday, September 5, 2018 and will be available to meet with investors throughout the day.

A copy of the Company's presentation materials will be available on the day of the presentation in the investor relations section of POET’s website at www.poet-technologies.com.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

For further information:
Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding the improvements in device cost, efficiency and performance anticipated with respect to the Company’s approach to hybrid and monolithic integration of devices as well as its expectations regarding progress in product development and revenue targets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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